SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2007

Commission File Number 1-14499

EMBRATEL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Embratel Holding Company
(Translation of registrant's name into English)

Rua Regente Feijó, n° 166 - 16° andar, Sala 1687B
20.060-060 Rio de Janeiro - RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X___

Quarterly Information

Embratel Participações S.A.

March 31, 2007
with Report of Independent Auditoron Limited Review of Quarterly Information

EMBRATEL PARTICIPAÇÕES S.A.

QUARTERLY INFORMATION - ITR

March 31, 2007

A free translation from Portuguese into English of Report of Independent Auditors on financial statements prepared in accordance with accounting practices adopted in Brazil

REPORT OF INDEPENDENT AUDITORS ON LIMITED REVIEW OF QUARTERLY INFORMATION - ITR

To the Board of Directors and Shareholders
Embratel Participações S.A.

We have carried out a limited review of the Quarterly Information (ITR) of Embratel Participações S.A. for the quarter ended March 31, 2007, including the balance sheet, the statement of operations, comments on the Company’s performance and other significant information, on the parent company and consolidated, all prepared in accordance with accounting practices adopted in Brazil.

Our review was conducted in accordance with the specific procedures determined by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accountancy Board - CFC, and consisted, principally of: (a) making inquiries of and holding discussions with officials responsible for the accounting, financial and operating matters of the Company relating to the procedures adopted for preparing the Quarterly Information and (b) reviewing relevant information and subsequent events which have, or may have, significant effects on the financial position and results of operations of the Company.

Based on our limited review, we are not aware of any material modification that should be made to the Quarterly Information referred above for it to be in accordance with accounting practices adopted in Brazil, applicable to the preparation of Quarterly Information, in accordance with specific regulations established by the Brazilian Securities Commission –CVM.

Rio de Janeiro, April 24, 2007

ERNST & YOUNG
Auditores Independentes S.S.
CRC - 2SP 015.199/O -6 - F - RJ

João Ricardo Pereira da Costa Accountant CRC - 1RJ 066.748/O - 3	Fernando Alberto S. de Magalhães Accountant CRC - 1SP 133.169/O -0 -S - RJ

A free translation from Portuguese into English of financial statements expressed in Brazilian currency prepared in accordance with accounting practices adopted in Brazil

EMBRATEL PARTICIPAÇÕES S.A.

BALANCE SHEETS
March 31, 2007 and December 31, 2006
(In thousands of reais)

		Company			Consolidated

	Notes	March 31, 2007 (Unaudited)		December 31, 2006	March 31, 2007 (Unaudited)		December 31, 2006

Assets
Current assets:		30,553		31,363	3,197,348		3,298,446

Cash and cash equivalents and short-term
investments	11	230		823	764,299		637,153
Accounts receivable	12	-		-	1,818,137		1,944,505
Inventory		-		-	8,725		12,016
Dividends	24	21,835		21,835	-		-
Deferred and recoverable taxes	13	8,452		8,561	411,611		495,266
Prepaid expenses		-		-	31,635		21,114
Other		36		144	162,941		188,392

Noncurrent assets		7,795,556		7,631,964	10,914,126		10,928,495
			>			>

Long term assets:		26,182		26,182	1,865,249		1,805,765
			>			>
Deferred and recoverable taxes	13	-		-	1,656,926		1,632,764
Deposits in court		26,182		26,182	109,879		105,875
Other		-		-	98,444		67,126

Permanent assets:		7,769,374		7,605,782	9,048,877		9,122,730
			>			>
Investments	14	7,769,374		7,605,782	1,404,421		1,399,233
Property, plant and equipment	15	-		-	7,205,512		7,242,947
Intangibles	16	-		-	339,303		370,852
Deferred assets	17	-		-	99,641		109,698
			>			>

Total assets		7,826,109		7,663,327	14,111,474		14,226,941

		Company		Consolidated

	Notes	March 31, 2007 (Unaudited)	December 31, 2006	March 31, 2007 (Unaudited)	December 31, 2006

Liabilities
Current liabilities:		362,517	331,549	3,947,901	4,154,175

Loans and financing	20	-	-	784,440	769,365
Accounts payable and accrued expenses	18	494	451	962,220	1,099,714
Taxes and contributions	19	67	71	640,459	619,707
Dividends		151,832	151,836	161,136	161,140
Personnel, charges and social benefits		10	-	77,887	69,641
Employee’s profit sharing		-	-	11,962	50,925
Provision for contingencies	22	-	-	1,187,907	1,238,172
Actuarial liability – Telos	23	-	-	37,654	40,504
Related parties	25	210,108	179,177	-	-
Other		6	14	84,236	105,007

Noncurrent liabilities		915	915	2,322,604	2,350,461

Long-term liabilities:		915	915	2,322,604	2,350,461

Loans and financing	20	-	-	1,849,357	1,882,210
Actuarial liability – Telos	23	-	-	413,059	406,429
Taxes and contributions	19	-	-	43,145	43,313
Sundry credits and other liabilities		915	915	17,043	18,509

Deferred income		-	-	185,214	188,010

Minority interests		-	-	193,071	203,425

Shareholders' equity and advances for future capital increase		7,462,677	7,330,863	7,462,684	7,330,870

Shareholders' equity:	24	7,462,677	7,330,863	7,462,677	7,330,863

Capital stock paid-in		5,074,941	5,074,941	5,074,941	5,074,941
Revenue reserves		2,255,922	2,255,922	2,255,922	2,255,922
Retained earnings		131,814	-	131,814	-

Advances for future capital increase		-	-	7	7

Total liabilities		7,826,109	7,663,327	14,111,474	14,226,941

The accompanying notes are an integral part of the financial statements.

EMBRATEL PARTICIPAÇÕES S.A.

STATEMENTS OF OPERATIONS
 For the three-month period ended March 31, 2007 and 2006
(In thousands of reais, except for net income per thousand outstanding shares)

		Unaudited

		Company		Consolidated

		March 31,

	Notes	2007	2006	2007	2006

Gross operating revenues
Telecommunications services and equipment sales		-	-	2,873,986	2,788,972
Gross revenue deductions		-	-	(759,060)	(752,041)

Net operating revenues	5	-	-	2,114,926	2,036,931
Cost of services and goods sold	6	-	-	(1,323,130)	(1,330,001)

Gross profit		-	-	791,796	706,930

Operating income (expenses)		137,721	120,471	(562,137)	(466,104)

Selling expenses	7	-	-	(323,269)	(276,787)
General and administrative expenses	8	(1,974)	(2,438)	(194,308)	(195,913)
Other operating income (expenses), net		(2)	13,081	(21,451)	23,688
Equity pick-up and provision for losses on
subsidiaries’ investments	14	139,697	109,828	(23,109)	(17,092)

Operating income before financial income (expense)		137,721	120,471	229,659	240,826
Financial income (expense)	9	(5,932)	11,664	(6,062)	(17,064)

Operating income		131,789	132,135	223,597	223,762
Other non-operating income (expense)		25	(1)	342	(6,709)

Income before taxes and minority interests		131,814	132,134	223,939	217,053
Income tax and social contribution	10	-	(4,201)	(82,489)	(75,136)
Minority interests		-	-	(9,636)	(13,984)

Net income for the period		131,814	127,933	131,814	127,933

Number of outstanding shares (in thousands)		988,758,654	987,726,487

Net income per thousand outstanding shares – in reais		0.13	0.13

The accompanying notes are an integral part of the financial statements.

EMBRATEL PARTICIPAÇÕES S.A.

     NOTES TO FINANCIAL STATEMENTS
March 31, 2007
(In thousands of reais, except when mentioned otherwise)

1. Background and Operations

Embratel Participações S.A. (“Embrapar” or “Company”) was incorporated in accordance with article 189 of Law No. 9,472/97 – General Telecommunications Law and based on Decree No. 2,546 of April 14, 1998. The Company resulted from the spin-off of Telecomunicações Brasileiras S.A. - Telebrás, as approved at the May 22, 1998 General Meeting of Shareholders. Since July 23, 2004 the Company is controlled by Teléfonos do México S.A de C.V. (“Telmex”), company established in accordance with Mexican Laws.

The Company through its subsidiaries and associated companies renders transmission services of voice, text, data, images and other services domestically and internationally, as well as satellite services. These businesses are regulated by Agência Nacional de Telecomunicações (“ANATEL”).

The terms of telecommunication services concession (domestic and international long distance), granted to the subsidiary Empresa Brasileira de Telecomunicações S.A. (“Embratel”) by Federal Government and renewed for a period of 20 years starting on January 1, 2006, are at cost to the Company. This cost relates to the bi-annual payment of 2% of revenues from switched fixed telephone service, net of taxes and social contributions, of the year predecessor to the payment. In the same way, the license for exploration of the Brazilian satellites service granted to the subsidiary Star One S.A. (“Star One”) was renewed on December 31, 2005 until December 31, 2020, at cost, and it can be renewed for more 15 years.

2. Presentation of the Financial Statements

The individual and consolidated financial statements are the responsibility of the Company’s Management and were prepared in accordance with the accounting practices adopted in Brazil, which includes the dispositions of the Corporation Law, regulations applicable to telecommunications concessionaires and accounting rules and procedures established by the Brazilian Securities and Exchange Commission (CVM –Comissão de Valores Mobiliários) and pronouncements of the Brazilian Institute of Accountants (Instituto dos Auditores Independentes do Brasil – IBRACON).

Certain reclassifications were performed in the financial statements for the three-month period ended March 31, 2006 to make them consistent with the presentation of the current period.

EMBRATEL PARTICIPAÇÕES S.A.

     NOTES TO FINANCIAL STATEMENTS
March 31, 2007
(In thousands of reais, except when mentioned otherwise)

3. Principal Accounting Practices

The financial statements were prepared using accounting practices and principles consistent with those of the financial statements as of December 31, 2006, published on March 23, 2007.

4. Consolidation Procedures

In the consolidated financial statements, investments in subsidiaries have been eliminated against their respective shareholders’ equity, unrealized intercompany profits or losses, when applicable, equity earnings and provision for losses on subsidiaries’ investments, intercompany income and expenses, intercompany current and noncurrent assets and liabilities balances. The amount of shareholders’ minority interest in the results and shareholders’ equity of the subsidiaries has been presented separately in the financial statements.

The consolidated financial statements include the financial statements of the Company and its subsidiaries, according to direct and/or indirect participation in the share/voting capital, as shown below:

	%

	March 31, 2007	March 31, 2006

Embratel	99.0	99.0
Star One	80.0	80.0
BrasilCenter Comunicações Ltda. – “BrasilCenter”	100.0	100.0
Click 21 Comércio de Publicidade Ltda. – “Click 21”	100.0	100.0
Vésper S.A. – “VSA”	100.0	100.0
Vésper São Paulo S.A. – “VSP”	100.0	100.0
Telmex do Brasil Ltda. – “TdB”	100.0	100.0
PrimeSys Soluções Empresariais S.A. – “PMS”	100.0	100.0
Embratel Internacional S.A. (1)	100.0	100.0
Embratel Uruguay S.A. (1)	100.0	100.0
Palau Telecomunicações Ltda. (1)	100.0	100.0
Ponape Telecomunicações Ltda. – “Ponape” (1)	100.0	100.0
Gollum Investments, Inc. (2)	-	100.0
Embratel Chile S.A. (2)	-	100.0
Embratel Americas, Inc. (3)	-	100.0

(1)     The Board of Directors approved the liquidation/dissolution of these Companies, but the dissolution process is still in progress.
(2)   The liquidation of this subsidiary occurred in the 1st quarter of 2006.
(3)    The liquidation of this subsidiary occurred on November 8, 2006.

EMBRATEL PARTICIPAÇÕES S.A.

     NOTES TO FINANCIAL STATEMENTS
March 31, 2007
(In thousands of reais, except when mentioned otherwise)

5. Net Operating Revenues

	Consolidated

	March 31,

	2007	2006

Voice services
Domestic long distance	1,041,211	1,055,826
International long distance	128,004	146,080

	1,169,215	1,201,906
Data services
Corporate and other customers	514,465	489,189
Other telecommunications companies	53,708	64,450

	568,173	553,639

Local services	281,835	206,319

Other services (1)	95,703	75,067

Total	2,114,926	2,036,931

(1)  Refers mainly to revenues from the transmission of television and radio, telex and mobile satellite communication services.

6. Cost of Services and Goods Sold

	Consolidated

	March, 31

	2007	2006

Interconnection/facilities (1)	(818,642)	(841,914)
Depreciation and amortization	(244,191)	(235,437)
Third-party services (2)	(83,045)	(80,873)
Personnel	(71,106)	(69,499)
Other (3)	(106,146)	(102,278)

Total	(1,323,130)	(1,330,001)

(1) Expenses related to contractual remuneration for the use of private circuit refer to cost charges by fixed and mobile telephone companies with which the company has interconnection, according to the interconnection regime under Resolution No. 33 effective since April 1, 1998 and Resolution No. 438 effective since July 10, 2006, both issued by ANATEL, and expenses related to facilities refer to costs incurred for use of private circuit of telecommunication companies to provide services to end costumers.

(2) Refers, mainly, to the installation and maintenance of telecommunications equipment and public utilities (electric power).

(3) These refers substantially to FUST, FUNTTEL and amount charged by ANATEL to renew the concession (Note 1), rental and handsets selling costs.

EMBRATEL PARTICIPAÇÕES S.A.

     NOTES TO FINANCIAL STATEMENTS
March 31, 2007
(In thousands of reais, except when mentioned otherwise)

7. Selling Expenses

	Consolidated

	March 31,

	2007	2006

Doubtful accounts (1)	(137,275)	(105,095)
Third-party services (2)	(108,582)	(103,844)
Personnel	(75,889)	(66,142)
Depreciation and amortization	(147)	(110)
Other	(1,376)	(1,596)

Total	(323,269)	(276,787)

(1) Comprise also other losses related to accounts receivable.

(2) Refers, substantially, to marketing and advertising, advisory and consulting expenses.

8. General and Administrative Expenses

	Company		Consolidated

	March 31,

	2007	2006	2007	2006

Third-party services (1)	(1,589)	(2,027)	(82,228)	(88,096)
Personnel	(179)	(202)	(39,457)	(36,659)
Depreciation and amortization	-	-	(37,757)	(34,237)
Employees’ profit sharing	-	-	(15,090)	(14,713)
Taxes	(206)	(208)	(9,730)	(9,693)
Other	-	(1)	(10,046)	(12,515)

Total	(1,974)	(2,438)	(194,308)	(195,913)

(1) Refer to maintenance, conservation and cleaning expenses, as well as those for public utilities and information technology, auditing, assistance and consulting.

EMBRATEL PARTICIPAÇÕES S.A.

     NOTES TO FINANCIAL STATEMENTS
March 31, 2007
(In thousands of reais, except when mentioned otherwise)

9. Financial Income (Expense)

	Company		Consolidated

		March 31,

	2007	2006	2007	2006

Financial income
Interest on temporary investments	131	12,656	35,895	42,054
Monetary variation – credit	-	-	136	121
Exchange variation – assets accounts	11	-	(4,505)	(9,289)

Subtotal	142	12,656	31,526	32,886

Financial expense
Financial charges	(6,032)	(992)	(62,950)	(45,667)
Monetary variations – charge	-	-	(19,457)	(22,704)
Exchange variations – liabilities accounts	(42)	-	44,819	18,421

Subtotal	(6,074)	(992)	(37,588)	(49,950)

Total	(5,932)	11,664	(6,062)	(17,064)

In the three-month period ended March 31, 2007, U.S. dollar devalued by 4.10% in relation to the Brazilian real (7.19% devaluation for the same period in 2006), and the Company recorded an exchange variation revenue of R$44,819 in the period (exchange variation revenue of R$18,421 in the same period of 2006), net of results from hedge contracts recorded in the three-month period (expenses of R$39,280 and R$68,956 in the three-month periods ended March 31, 2007 and 2006, respectively).

10. Income Tax and Social Contribution

The Company and its subsidiaries are subject to corporate income tax – IRPJ and social contribution on profits – CSLL based on taxable income and have chosen to pay these taxes based on monthly estimates. Based on this calculation methodology, the payments of such taxes are suspended or reduced whenever the balance sheet or trial balance prepared in accordance with the commercial and tax legislation evidences that the income and social contribution taxes due are equal or below the sum of income and social contribution taxes paid in the previous month. The amounts prepaid of IRPJ and CSLL are recorded as Income Tax – Estimate and Social Contribution – Estimate and are presented as a deduction from the respective taxes payable in the financial statements (Note 19).

EMBRATEL PARTICIPAÇÕES S.A.

     NOTES TO FINANCIAL STATEMENTS
March 31, 2007
(In thousands of reais, except when mentioned otherwise)

The provision for income tax is calculated based on taxable income at a rate of 15% plus to 10% surcharge provided for in law. The social contribution is calculated at a rate of 9%.

Tax loss carryforward and negative basis of social contribution of the main subsidiaries, which can be offset according to Law No. 9,065/95, limited to 30% of taxable income generated in each fiscal year, are as follows:

	Consolidated

	March 31, 2007		December 31, 2006

Company/Subsidiary	Tax loss carryforward	Negative basis of social contribution	Tax loss carryforward	Negative basis of social contribution

Embrapar (1)	19,548	20,170	11,641	12,263
Embratel	942,325	823,994	971,163	852,776
VSA e VSP (1)	4,259,682	4,266,120	4,217,881	4,224,299
TdB (1)	559,213	568,363	559,606	568,754
PMS (1)	195,435	195,484	186,882	186,882
Other (1) (2)	13,152	13,256	14,335	14,439

Total	5,989,355	5,887,387	5,961,508	5,859,413

(1) Due to the fact that these companies did not present taxable income, as well as due to uncertainties regarding to its realization, the respective tax credits has not been recognized.

(2)  Income and social contribution tax losses carryforward of subsidiaries BrasilCenter and Click 21.

10.1. Income tax and social contribution income (expenses)

Income tax and social contribution expenses include the current expense for the year, computed for the three-month period ended March 31, 2007 and in accordance with current tax legislation, and deferred expense calculated on the temporary differences arisen or realized in the three-month period ended March 31, 2007, or tax losses carry forward and negative basis of social contribution. The consolidated expense with current income and social contribution taxes recorded for the three-month period ended March 31, 2007 amounted to R$44,852 (expense of R$35,889 for the three-month period ended March 31, 2006).The consolidated deferred income tax and social contribution expense, recorded in the three-month period ended March 31, 2007, totaled R$37,637 (expense of R$39,247 in the same period in 2006), resulting from the calculation of these taxes on the allowance for doubtful accounts, tax loss carryforward, negative basis of social contribution, taxes and other temporary nondeductible expenses as well as other temporary non-taxable income (Notes 13 and 19).

EMBRATEL PARTICIPAÇÕES S.A.

     NOTES TO FINANCIAL STATEMENTS
March 31, 2007
(In thousands of reais, except when mentioned otherwise)

Breakdown of income tax and social contribution expense:

	Company		Consolidated

	March 31,

	2007	2006	2007	2006

Current
Social contribution	-	(619)	(11,987)	(9,510)
Income tax	-	(1,710)	(32,865)	(26,379)

Total current	-	(2,329)	(44,852)	(35,889)

Deferred
Social contribution	-	(495)	(9,778)	(10,375)
Income tax	-	(1,377)	(27,859)	(28,872)

Total deferred	-	(1,872)	(37,637)	(39,247)

Total expense	-	(4,201)	(82,489)	(75,136)

Current income tax and social contribution expense reported in the consolidated statements of operations are mainly from the subsidiaries Embratel and Star One.

10.2. Reconciliation of tax expenses with nominal rates

The reconciliation of income tax and social contribution calculated based on the nominal tax rates in relation to the amounts recorded is shown below:

	Company		Consolidated

	March 31,

	2007	2006	2007	2006

Income before taxes and minority interests	131,814	132,134	223,939	217,053

Income tax expenses at nominal rate – 25%	(32,954)	(33,033)	(55,985)	(54,263)
Adjustments to obtain the effective rate:
Unrecorded tax credits owed to Instruction CVM 371 (1)	(1,976)	-	(3,811)	(1.830)
Equity pickup, provision for losses on subsidiaries’
investments	34,924	30,446	(5,777)	(1.036)
Other permanent additions (exclusions) (2)	6	(500)	4,849	1.878

Income tax expenses in the statements of income	-	(3,087)	(60,724)	(55,251)

Social contribution expenses at nominal rate – 9%	(11,863)	(11,892)	(20,154)	(19,535)
Adjustments to obtain the effective rate:
Unrecorded tax credits owed to Instruction CVM 371 (1)	(712)	-	(1,372)	(658)
Equity pickup, provision for losses on subsidiaries’ investments and goodwill
amortization	12,573	10,961	(2,080)	(373)
Other permanent additions (exclusions) (2)	2	(183)	1,841	681

Social contribution expenses in the statements of income	-	(1,114)	(21,765)	(19,885)

Income tax and social contribution	-	(4,201)	(82,489)	(75,136)

(1)  This basically refers to the losses incurred by subsidiaries VSP, VSA, PMS and TdB on which no tax credits were established due to the uncertainties involved in the realization of them.

(2) Permanent add-backs (exclusions) consisting mainly of loss on receivables from subsidiaries that fail to comply with the deductibility rules set forth in the legislation currently in force.

EMBRATEL PARTICIPAÇÕES S.A.

     NOTES TO FINANCIAL STATEMENTS
March 31, 2007
(In thousands of reais, except when mentioned otherwise)

11. Cash and Cash Equivalents and Short-Term Investments

	Company		Consolidated

	March 31, 2007	December 31, 2006	March 31, 2007	December 31, 2006

Cash and cash equivalents:
Cash and bank deposits	14	23	322,148	287,222
Foreign short-term investments	-	-	63,149	51,221
Financial investment fund (1)	212	803	367,172	295,133
Provision for Income Tax and other	(2)	(3)	(2,887)	(726)

	224	823	749,582	632,850
Short-term investments:
Financial investment fund (2)	6	-	10,283	-
Bank Certificates of Deposit (CDB)	-	-	4,434	4,303

	6	-	14,717	4,303

Total	230	823	764,299	637,153

(1)  Represent exclusive fund securities maturing within less than 90 days as from the end of the quarter.
(2) Represent exclusive fund securities maturing within more than 90 days and less than 360 days as from the end of the quarter.

Statement of foreign short-term investments and investment funds:

March 31, 2007				Consolidated

Financial Institution	LTN hedged by swap	LFT	Over Selic	CDB	Off-Shore investments	Provision for IR and others	Total

Exclusive Investment Fund – Bradesco	9,210	1,210	325,005	42,030	-	(2,724)	374,731

Other investments
ABN Amro	-	-	-	4,434	-	(163)	4,271
Banco do Brasil NY	-	-	-	-	1,845	-	1,845
J P Morgan	-	-	-	-	60,390	-	60,390
Citibank	-	-	-	-	914	-	914

Subtotal	-	-	-	4,434	63,149	(163)	67,420

Total	9,210	1,210	325,005	46,464	63,149	(2,887)	442,151

December 31, 2006				Consolidated

Financial Institution	LTN hedged by swap	LFT	Over Selic	CDB	Off-Shore investments	Provision for IR and others	Total

Exclusive Investment Fund – Bradesco	9,705	3,922	237,468	44,038	-	(726)	294,407

Other investments
ABN Amro	-	-	-	4,303	-	-	4,303
Banco do Brasil NY	-	-	-	-	442	-	442
J P Morgan	-	-	-	-	49,839	-	49,839
Citibank	-	-	-	-	940	-	940

Subtotal	-	-	-	4,303	51,221	-	55,524

Total	9,705	3,922	237,468	48,341	51,221	(726)	349,931

EMBRATEL PARTICIPAÇÕES S.A.

     NOTES TO FINANCIAL STATEMENTS
March 31, 2007
(In thousands of reais, except when mentioned otherwise)

A substantial part of the capital investments of the Company is represented for funds application in exclusive investment funds quota (“IFQ”).

This IFQ, comprising exclusive investment funds (“IFs”), classified as Referenced DI short-term, is allocated to the Company and parent companies or those who have authorization to participate in that fund. It was built under the open condominium form without time limit, and it is daily liquid. The IF portfolio management is done by external managers that follow the investments policies established by the Company.

The fund portfolio comprises government securities, certificates of bank deposits (“CDBs”) issued by first-tier financial institutions and derivatives, with the latter being used exclusively to protect the portfolio. The financial assets that belong to fund portfolio are registrated, conforming the case, on the “Sistema Especial de Liquidação e de Custódia” – SELIC, on the “Câmara de Custódia e Liquidação” – CETIP, or in the “Bolsa de Mercadorias & Futuros” – BM&F.

12.   Accounts Receivable

	Consolidated

	March 31, 2007	December 31, 2006

Voice services	1,457,354	1,660,578
Data, telecommunications companies and other services	931,451	822,378
Foreign administrators	149,372	138,037

Subtotal	2,538,177	2,620,993
Allowance for doubtful accounts	(720,040)	(676,488)

Total	1,818,137	1,944,505

	Consolidated

	March 31, 2007	December 31, 2006

Billed services	1,870,392	1,957,500
Unbilled services	667,785	663,493

Gross accounts receivable	2,538,177	2,620,993

Allowance for doubtful accounts	(720,040)	(676,488)

Accounts receivable, net	1,818,137	1,944,505

EMBRATEL PARTICIPAÇÕES S.A.

     NOTES TO FINANCIAL STATEMENTS
March 31, 2007
(In thousands of reais, except when mentioned otherwise)

	Consolidated

	March 31, 2007	December 31, 2006

Accounts receivable maturity:
Maturing	1,062,876	1,022,125
Overdue from:
01 to 30 days	347,576	367,847
31 to 60 days	278,888	279,029
61 to 90 days	128,043	145,872
Over 90 days	720,794	806,120

Total	2,538,177	2,620,993

The Company monitors its past due accounts receivable, being the balance of the allowance for doubtful accounts mainly made up of amounts overdue more than 90 days, from basic voice customer users, advanced voice, data and other services, as well as estimated amounts based on historical losses.

Changes in the allowance for doubtful accounts were as follow:

Ending balance at December 31, 2006	676,488

Increase of expenses for doubtful accounts	112,263
Increase related to other accounts	40
Disposal of allowance for doubtful accounts (1)	(68,751)

Ending balance at March 31, 2007	720,040

(1) Reduction due to invoices disposals from voice and data services, after the drain of charging actions.

EMBRATEL PARTICIPAÇÕES S.A.

     NOTES TO FINANCIAL STATEMENTS
March 31, 2007
(In thousands of reais, except when mentioned otherwise)

13. Deferred and Recoverable Taxes

	Company		Consolidated

	March 31,	December 31,	March 31,	December 31,
	2007	2006	2007	2006

Deferred income tax and social contribution assets
Provision for write-off of property, plant and
equipment/accelerated depreciation	-	-	26,102	26,923
Tax losses carry forward	-	-	235,584	242,791
Negative basis of social contribution	-	-	74,159	76,750
Allowance for doubtful accounts	-	-	224,975	209,288
COFINS/PIS – temporarily non-deductible	-	-	860	860
Provision for contingencies	-	-	315,015	334,342
SWAP	-	-	86,294	77,166
Actuarial plan	-	-	50,913	47,717
Other deferred taxes (provisions)	-	-	66,804	83,009

Subtotal	-	-	1,080,706	1,098,846

Recoverable taxes
Withholding income tax (IRRF)/social contribution	64	106	15,650	55,501
Recoverable income tax/social contribution	7,350	7,417	15,062	48,481
Income tax/social contribution tax on inflationary gains (1)	-	-	610,491	604,790
ICMS (value-added tax)	-	-	302,336	269,998
Income tax on net income – ILL	-	-	7,930	7,930
Other (2)	1,038	1,038	36,362	42,484

Total	8,452	8,561	2,068,537	2,128,030

Current	8,452	8,561	411,611	495,266

Noncurrent	-	-	1,656,926	1,632,764

(1)
In December 2000, subsidiary Embratel filed a suit against the federal government claiming its right to recover amounts paid for income and social contribution taxes on inflationary gains from 1990 to 1994. On November 28, 2006, a favorable decision was handed down to subsidiary Embratel. Consequently, the subsidiary recognized revenues of R$604,790, including interest and monetary adjustment on the related credit amount of R$592,890, in its financial statements for the year ended December 31, 2006. In addition, certain aspects related to this matter, which are not explicit in the referred to ruling, are being evaluated by subsidiary Embratel and its legal advisors. For this reason, as they depend on certain factors to become effectively realizable credits in light of accounting practices adopted in Brazil, they were not recognized in the financial statements.

(2)	Composed, mainly, by tax credits of PIS and COFINS recorded in accordance with the Laws 10,637/02 and 10,833/03 as well as taxes withhold by federal agency.

EMBRATEL PARTICIPAÇÕES S.A.

     NOTES TO FINANCIAL STATEMENTS
March 31, 2007
(In thousands of reais, except when mentioned otherwise)

The consolidated figures for deferred taxes arise substantially from the subsidiary Embratel and were recognized on the assumption of future realization, in accordance with CVM Instruction No. 371/02, which establishes the essential conditions for maintaining and accounting for deferred assets stemming from temporary differences and from income and social contribution tax losses.

The technical studies carried out by the aforesaid subsidiary and approved by the administrative bodies and supervisory board show full realization of these assets within the period set forth in the Instruction. These studies reflect the best Management’s estimates of the future evolution of results posted by the subsidiary. Accordingly, and due to the nature of the financial projections and uncertainties inherent to the information based on future expectations, mainly in the market where subsidiary Embratel plays, may generate differences between budget x actual results.

The table below shows the schedule for realization of the deferred tax assets recorded by the subsidiary Embratel:

Year/period

April to December 2007	197,912
2008	199,993
2009	146,366
2010	114,573
2011	166,100
2012 to 2013	186,638
2014 to 2016	60,295

Total	1,071,877

EMBRATEL PARTICIPAÇÕES S.A.

     NOTES TO FINANCIAL STATEMENTS
March 31, 2007
(In thousands of reais, except when mentioned otherwise)

14. Investments

   In the Company, the roll forward of the investments for the quarter ended March 31, 2007, is shown below:

	Balance on 12.31.2006			Roll forward				Balance on 03.31.2007

				Acquisition/
			Negative	capital	Equity	Amortization	Equity			Negative
	Investments	Goodwill	goodwill	subscriptions(5)	pick-up	of goodwill	gains/losses	Investments	Goodwill	goodwill

Embratel (1)	6,458,222	-	(7,260)	-	151,839	-	-	6,610,061	-	(7,260)
NET Serviços de Comunicação S.A. – “NET” (2)	185,330	339,796	-	12,589	5,467	(4,567)	25	203,411	335,229	-
GB Empreendimentos e Participações S.A. – “GB” (2)	371,798	150,707	(11,598)	11,281	(7,441)	(10,297)	-	375,638	140,410	(11,598)
TdB	186,719	-	-	-	4,696	-	-	191,415	-	-
Ponape	10	-	-	-	-	-	-	10	-	-
VSA e VSP (3)	-	-	(18,655)	-	-	-	-	-	-	(18,655)
Other (4)	-	-	(49,287)	-	-	-	-	-	-	(49,287)

	7,202,079	490,503	(86,800)	23,870	154,561	(14,864)	25	7,380,535	475,639	(86,800)

	7,605,782							7,769,374

(1)	During the second quarter of 2005, the Company made a capital increase in the amounts proportionally higher than the minorities, at a price of R$308.18 per thousand share lot, less than a book value on that date, of R$1,291.87. As the negative goodwill is not economically based, it will be amortized only in case of investment write-off or sale.

(2)	The amount of goodwill acquired is justified by economic studies and based on expectation of a future profitability for the acquired operations. The amortizations of goodwill are being recorded based on the term of the future profit forecasts (10 years), which are yearly revised.

(3)	As the negative goodwill acquired on VSA and VSP is not justified by an economic fact, it will be amortized only by write-off or disposal of this investment.

(4)	Refers to negative goodwill acquired on Latam.

(5)	In the first quarter of 2007, the Company and its subsidiary Embratel, acquired from Globo Comunicação e Participações S.A. (“Globo”) rights credited by NET to Globo (as a successor to Roma Participações S.A.), pursuant to CVM Instruction No. 319/99 and related amendments to the applicable tax and corporate legislations stemming from the special goodwill reserve recorded at NET and related tax loss carryforwards associated with such goodwill, whether amortized or used, as the case may be, in 2006, thus keeping the same equity holding, both directly and indirectly, in the consolidated investment of NET of 39.87% at December 31, 2006.

EMBRATEL PARTICIPAÇÕES S.A.

     NOTES TO FINANCIAL STATEMENTS
March 31, 2007
(In thousands of reais, except when mentioned otherwise)

At March 31, 2007, the information related to the main investments in direct subsidiaries and associated companies are shown below:

			Quantity of shares/quotas
Subsidiaries /			(thousand share lot)			% of interest

associated	Net income	Shareholders’
company	(loss)	equity	Common	Preferred	Total	Voting capital

Embratel	153,390	5,209,852	5,679,815	-	99.0%	99.0%
TdB (1)	4,696	191,417	186,721	-	100.0%	100.0%
NET (1)	25,020	1,144,032	40,425	12,091	17.8%	36.2%
GB (1)	(661)	452,577	279,192	558,383	83.0%	40.9%

(1)	The initial acquisition transaction was implemented through the merger of Atlantis and Latam, companies holding interest in the capital of TdB and NET/GB respectively.

In relation to the investment in NET, the Company is a minority shareholder with special powers and is not part of the group of NET’s controlling shareholders. As construed from the analysis of the Shareholders’ Agreement of NET, Embrapar has no positive control over the Company’s operations, not even veto rights, having only the necessary right to approve certain extraordinary transactions or those transactions involving related parties.

The market price of NET shares, in accordance with the last share quotation negotiated in Bolsa de Valores de São Paulo – BOVESPA, corresponds to R$27.88 at March 31, 2007 (R$24.17 per thousand share lot at December 31, 2006). The other investees do not have shares negotiated in BOVESPA.

Consolidated investments are broken down as follows:

	March 31,	December 31,
	2007	2006

Investment valued under the equity accounting method
NET (1)	272,738	248,496
GB	375,638	371,798
Investments goodwill
NET (1)	593,907	605,516
GB	140,410	150,707
PMS	32,948	33,898
Investments negative goodwill - GB	(11,598)	(11,598)
Other	378	416

	1,404,421	1,399,233

(1)	Includes amounts recorded at Embrapar and its subsidiary Embratel.

EMBRATEL PARTICIPAÇÕES S.A.

     NOTES TO FINANCIAL STATEMENTS
March 31, 2007
(In thousands of reais, except when mentioned otherwise)

15. Property, Plant and Equipment

		Consolidated

					December 31,
	Annual	March 31, 2007			2006

	depreciation/		Accrued
	amortization (%)		depreciation/	Net book	Net book
	rates	Cost	amortization	value	value

Switching equipment	10	3,702,769	(1,867,362)	1,835,407	1,822,839
Transmission equipment	5 to 20	10,694,535	(7,397,466)	3,297,069	3,426,506
Buildings and ducts	4	1,472,127	(843,618)	628,509	641,135
Land	-	191,233	-	191,233	192,047
Other assets
Sundry equipments (1)	10 and 20	876,890	(744,532)	132,358	137,040
Telecommunications infrastructure	4, 5 and 10	1,045,433	(793,725)	251,708	256,712
Impairment of assets (2)	-	(1,186,118)	510,883	(675,235)	(714,238)
Construction in progress	-	1,544,463	-	1,544,463	1,480,906

Satellites and transponders		830,470	-	830,470	816,981
Data and internet services		144,600	-	144,600	130,491
Access, local infrastructure and
services		210,747	-	210,747	206,686
Network infrastructure		137,753	-	137,753	107,383
Information technology		98,596	-	98,596	95,383
Other		122,297	-	122,297	123,982

Total		18,341,332	(11,135,820)	7,205,512	7,242,947

(1)	Vehicles, information technology equipment, furniture and fixtures.

(2)	The adjustment to realization value consists mainly of amounts from subsidiaries VSA and VSP.

a) Assets related to concession contract

The concession to provide domestic and international long-distance telecommunications services foresees the reversibility of certain fixed assets indispensable for the rendering of concession services, in order to guarantee its continuity after the concession expires.

In regard to the fixed assets considered as reversible, the General Telecommunications Law established that those assets are allocated for use in services provided under concession, which prevents their removal, disposal, assignment or use as guarantee in mortgages without the express prior authorization of the regulatory authority.

EMBRATEL PARTICIPAÇÕES S.A.

     NOTES TO FINANCIAL STATEMENTS
March 31, 2007
(In thousands of reais, except when mentioned otherwise)

b) Assets pledged as a guarantee

As of March 31, 2007, the Company had real estate, satellites and other fixed assets listed and/or designated as guarantees in lawsuits, in the amount of R$729,844 (R$953,873 at December 31, 2006).

At March 31, 2007 and December 31, 2006, subsidiary Star One owns two satellites of its fleet listed as guarantee in connection with the notices of IRPJ and CSLL delinquency served on by the Brazilian Federal Revenue Service.

16. Intangible

		Consolidated

					December 31,
	Annual	March 31, 2007			2006

	depreciation/		Accrued
	amortization (%)		depreciation/	Net book	Net book
	rates	Cost	amortization	value	value

Data processing systems (software)	20	1,260,197	(1,041,510)	218,687	249,184
Right of way	3 to 10	224,751	(113,814)	110,937	113,598
Regulatory permits	6	17,178	(1,893)	15,285	15,571
Trademarks and patents	10	157	(145)	12	13
Other	3 to 20	58,114	(51,636)	6,478	6,750
Adjustment to market value (1)	6 to 20	(158,049)	145,953	(12,096)	(14,264)

Total		1,402,348	(1,063,045)	339,303	370,852

(1)	Adjustment to market value refers mainly to data processing systems (software) of subsidiaries VSA and VSP.

17. Deferred Assets

	Consolidated

				December 31,
	March 31, 2007			2006

		Accrued	Net book	Net book
	Cost	amortization	value	value

Pre-operating expenses	1,182	(424)	758	788
Goodwill (1)	177,395	(78,512)	98,883	108,910

Total	178,577	(78,936)	99,641	109,698

(1)
Goodwill amounts are well-founded and are being amortized based on future profits forecasts, and refers to the goodwill paid by the former parent company of CT Torres and PMS on their acquisition, which were later capitalized by them. Based on an economic appraisal report, goodwill capitalized into CT Torres has been amortized in 6 years. In October, 2005 with the merge of CT Torres into VSP and VSA, this goodwill was transferred to these companies. The goodwill capitalized on subsidiary PMS is being amortized in 8 years, beginning January 2003.

EMBRATEL PARTICIPAÇÕES S.A.

     NOTES TO FINANCIAL STATEMENTS
March 31, 2007
(In thousands of reais, except when mentioned otherwise)

18. Accounts Payable and Accrued Expenses

	Consolidated

	March 31,	December 31,
	2007	2006

Suppliers	783,650	949,280
Foreign administrators	62,728	57,480
Consignments for third parties	115,842	92,954

Total	962,220	1,099,714

19. Taxes and Contributions

	Company		Consolidated

	March 31,	December 31,	March 31,	December 31,
	2007	2006	2007	2006

Indirect taxes:
ICMS (value-added tax)	-	-	448,934	412,091
PIS/COFINS (social/finance contributions) (2)	-	-	56,756	57,824
FUNTTEL	-	-	22,936	19,495
ANATEL concession renewal fee	-	-	55,701	44,561
ISS (municipal service tax)	-	-	2,323	2,576
IRPJ/CSLL	-	-	20,915	55,456
Other	67	71	20,860	35,103

Legal obligation:
FUST – with judicial deposit (1)	-	-	1,880	2,115

Deferred tax liabilities:
IRPJ and CSLL Law No. 8,200/91 – supplementary
monetary restatement	-	-	33,381	33,799
IRPJ and CSLL on revenue from international traffic	-	-	19,918	-

Total	67	71	683,604	663,020

Current	67	71	640,459	619,707

Noncurrent	-	-	43,145	43,313

(1)	Amounts net of judicial deposits of R$46,460 at March 31, 2007 and R$39,233 at December 31, 2006, pursuant to CVM Resolution No. 489/05.

(2)
In 1999, the Companies questioned the change introduced by Law No. 9,718/99 which increased: (a) taxable income for the calculation of PIS and COFINS, including financial income and exchange variations and (b) the COFINS tax rate from 2% to 3%. Despite questioning it, the subsidiary Embratel continued to record the total amount of the tax liability and made a court deposit during the period comprising August 1999 to April 2001. As from May, 2001, and based on case law, the Company decided to discontinue making these deposits and began to pay PIS and COFINS according to the terms of prevailing legislation. On August 29, 2002, was published the Provisional Measure (PM) nº 66, that allowed the liquidation of the tax obligations that were been discussed on court without fine. The subsidiary Embratel has decided then, based on referred PM and on petition presented on court to call off the doubt, to presents the provisions for taxes and contributions, in an amount of R$173,122, net of its deposits on court on same amount.

EMBRATEL PARTICIPAÇÕES S.A.

     NOTES TO FINANCIAL STATEMENTS
March 31, 2007
(In thousands of reais, except when mentioned otherwise)

20. Loans and Financing

	Consolidated

	March 31, 2007			December 31, 2006

	Current	Noncurrent	Total	Current	Noncurrent	Total

Local currency
Finame	3,910	1,550	5,460	5,150	2,413	7,563
ICMS financing	6,273	24,257	30,530	4,380	26,158	30,538
Leasing	157	-	157	466	34	500

Total	10,340	25,807	36,147	9,996	28,605	38,601

Foreign currency
Bank loans	629,007	959,646	1,588,653	641,276	985,603	1,626,879
Foreign debt securities - “Notes”	13,834	366,509	380,343	2,061	382,168	384,229
Star One C-1 and Star One C-2
satellite financing	50,685	467,942	518,627	49,451	468,851	518,302
Swap/Exchange currency forward(1)	80,574	29,453	110,027	66,581	16,983	83,564

Total	774,100	1,823,550	2,597,650	759,369	1,853,605	2,612,974

Total of debt	784,440	1,849,357	2,633,797	769,365	1,882,210	2,651,575

(1)
The subsidiaries Embratel and Star One have derivatives (Swap and Forward) related to the debt and others due to the protection of future cash flows, in face of the market opportunity. In the table above, it is shown the income result from derivatives related to the debt. The summary of all operations is described in Note 21.c.

Loans and financing contracted are for covering the Company’s operating needs.

As described in Note 21, the Company entered into swap agreements for the purpose of mitigating fluctuation risks related to exchange parity between the local currency and another foreign currency. On March 31, 2007, the debt position was as shown below:

	Amount	%	Average cost of debt

Hedged debt or in local currency	768,670	98.0	61.11% CDI
Unhedged debt	15,770	2.0	US$ + 6.07%

Current	784,440	100.0

Hedged debt or in local currency	589,379	31.9	54.85% CDI
Unhedged debt	1,259,978	68.1	US$ + 6.40%

Noncurrent	1,849,357	100.0

Hedged debt or in local currency	1,358,049	51.6	58.40% CDI
Unhedged debt	1,275,748	48.4	US$ + 6.40%

Total debt	2,633,797	100.0

EMBRATEL PARTICIPAÇÕES S.A.

     NOTES TO FINANCIAL STATEMENTS
March 31, 2007
(In thousands of reais, except when mentioned otherwise)

a) Repayment schedule

A breakdown of long term amortization of the principle as of March 31, 2007, and the corresponding maturity dates are shown below:

Consolidated

2008	434,783
2009	65,265
2010	151,424
2011 to 2013	1,197,885

Total	1,849,357

b) Percentage breakdown of the total debt by foreign/original index:

	Consolidated (%)

	March 31,	December 31,
	2007	2006

US Dollar	97.2	96.8
Euro	1.4	1.7
TJLP – Long-Term Interest Rate	0.2	0.3
Real	1.2	1.2

Total	100.0	100.0

c) Foreign currency bank loan

In the first quarter of 2007, the subsidiary Embratel raised loans in foreign currency worth US$31 million. In that same period, the subsidiary Embratel settled R$41 million of principal.

d) Guarantees

The guarantees pledged in connection with outstanding loans and financing were substantially compressed of promissory notes, which although not represent actual guarantees, are legal instruments that can be executed judicially in the event of default.

EMBRATEL PARTICIPAÇÕES S.A.

     NOTES TO FINANCIAL STATEMENTS
March 31, 2007
(In thousands of reais, except when mentioned otherwise)

e) Covenants

The subsidiaries Embratel and Star One are bound by financial covenants to the creditor banking institutions principally involving the level of indebtedness, financial expense limits and minimum earning before financial result, income taxes, depreciation and amortization (“EBITDA”), which as of March 31, 2007, are in compliance.

21. Financial Instruments

Assets and liabilities originating from financial instruments are recorded in the balance sheet by approximate market values.

a) General comments

The subsidiaries Embratel and Star One carry out transactions with financial instruments designed to reduce the exposure to risks of fluctuation in currency and interest rates which usually involve swap of indices and/or earnings/interest rates of cash equivalents, marketable securities and loans. Management of these risks is carried through a hedging policy based on the measurement of the Company’s financial risk, using the VaR (Value at Risk) Factor.

b) Risk management

The daily market risk estimate is performed through statistical instruments such as the Value at Risk (VaR) parameter, which enables consolidation of interest and exchange risks on a common and integrated measurement for all financing transactions. In addition to the calculation of VaR, the Stress-Test methodology is also used whereby it is possible to estimate the loss in an extreme situation in a country’s macroeconomic scenario.

In such way, a system named EBTaR (Embratel at Risk) which applies this methodology has been developed. This system also validates the VaR obtained and uses the Back-Test as a historical one-year series.

EMBRATEL PARTICIPAÇÕES S.A.

     NOTES TO FINANCIAL STATEMENTS
March 31, 2007
(In thousands of reais, except when mentioned otherwise)

The Company carries out all transactions with reputable banks, which reduces the risks. The Company’s Management recognizes an allowance for doubtful accounts in an amount considered sufficient to cover possible risks of realization of the accounts receivable and, therefore, management believes that the credit risk is measured and recorded in the financial statements.

c) Exchange swap and currency forward

The subsidiaries Embratel and Star One used derivative instruments with banks to protect its investments against foreign interest rate and currency fluctuations in comparison to the Brazilian real, which impact the amount in local currency required for the payment of foreign currency liabilities as shown below:

	Agreements summary

			Reference value	Book value	Market value
	Date	Maturity	(US$)	(R$)	(R$)

Exchange Swap	Sundry	05/14/07 to 12/12/08	536,009	63,093	115,659
Currency Forward	Sundry	05/22/07 to 12/21/07	65,401	46,934	41,453

			601,410	110,027	157,112

In addition, the subsidiaries Embratel and Star One performed derivative transactions to protect new loans. These transactions were made in advance to reflect a market opportunity, which are classified as other current and noncurrent liabilities based on the corresponding maturity.

	Agreements summary

			Reference value	Book value	Market value
	Date	Maturity	(US$)	(R$)	(R$)

Exchange Swap	Sundry	05/14/07 to 12/12/08	1,398	1,274	1,291
Currency Forward	Sundry	05/28/07 to 12/03/07	35,121	24,308	21,400

			36,519	25,582	22,691

Losses derived from these transactions are due to the variation of indices contracted and are recorded on an accrual basis in the consolidated “Financial Income (Expense)” (Note 9).

EMBRATEL PARTICIPAÇÕES S.A.

     NOTES TO FINANCIAL STATEMENTS
March 31, 2007
(In thousands of reais, except when mentioned otherwise)

d) Criteria, assumptions and limitation in the market value calculations

- Cash and cash equivalents, current accounts receivable and payable – The carrying values of financial instruments approximate their corresponding market values due to the short-term maturities of these instruments.

- Loans and financing and swap transactions (hedge and forward) – The market value is calculated using projections of the yields associated with each instrument at the present value, using the term structure of the interest rate and the exchange coupon, prevailing on the financial market for the current date.

- Limitations – The market values are calculated as a specific time on the basis of available market information and data regarding the financial instruments. The changes in the assumptions can significantly impact the estimates.

The financial instrument recorded as assets and liabilities which market values differ from their carrying values are shown below:

	Consolidated

	March 31, 2007		December 31, 2006

	Book value	Market value	Book value	Market value

Loans and financing	2,633,797	2,398,155	2,651,575	2,366,257

22. Provision for Contingencies

In the normal course of business, the Company and its subsidiaries are parties to legal proceedings and potential discussions which were or may be raised by the competent authorities, including among others civil, regulatory, tax, social security and labor issues.

A significant portion of the contingencies involves issues that are extremely complex and unique to the Company and/or the telecommunications industry, arising from different interpretations of the laws in effect, which are not yet covered by consolidated jurisprudence.

EMBRATEL PARTICIPAÇÕES S.A.

     NOTES TO FINANCIAL STATEMENTS
March 31, 2007
(In thousands of reais, except when mentioned otherwise)

It should also be noted that most issues resulted from procedures followed prior to the Company's privatization, based on instructions issued by government entities at that time.

Based on the facts currently available and on the legal advisors’ opinion, the subsidiaries’ Management believes that the outcome of a significant portion of current and potential disputes will be favorable to the Company, and for those claims which the unfavorable outcome is considered probable, a provision has been recorded.

The Company complies with CVM Deliberation No. 489/05, which approved Accounting Standard and Procedure No. 22 issued by IBRACON (“NPC 22”), and discloses in explanatory notes any and all information on possible contingent liabilities. The Company discloses and provides for contingent losses whenever the related liabilities are considered probable and can be reasonably estimated.

The amounts involved are described as follows:

	Consolidated

	Probable		Possible

	March 31,	December 31,	March 31,	December 31,
Nature	2007	2006	2007	2006

Provisions
Labor	88,195	88,790	85,144	79,673
Tax	985,152	1,034,527	1,561,642	1,228,690
Civil	162,354	159,743	268,677	288,180

Total of provisions	1,235,701	1,283,060	1,915,463	1,596,543

Deposits in court
Labor	(25,334)	(25,046)
Tax	(13,287)	(13,287)
Civil	(9,173)	(6,555)

Total of deposits in court	(47,794)	(44,888)

Total of provisions, net	1,187,907	1,238,172

EMBRATEL PARTICIPAÇÕES S.A.

     NOTES TO FINANCIAL STATEMENTS
March 31, 2007
(In thousands of reais, except when mentioned otherwise)

The roll forward of the consolidated probable contingencies balances, for the quarter ended March 31, 2007, is shown bellow:

	Balance on 12/31/2006	Roll forward					Balance on 03/31/2007

		Additions	Reversals	Payments	Transfers (1)	Monetary variations (2)

Labor	88,790	1,928	(304)	(2,073)	-	(146)	88,195

Tax	1,034,527	33,617	(8,826)	(80,081)	(11,577)	17,492	985,152

Civil	159,743	9,287	(2,810)	(6,796)	-	2,930	162,354

	1,283,060	44,832	(11,940)	(88,950)	(11,577)	20,276	1,235,701

		32,892

(1)	Use of ICMS credits.

(2)	Recorded in financial income (expense) in Note 9.

22.1. Labor contingencies

Contingencies that involve several labor claims, primarily related to salary issues, such as equalization and differences in salaries, overtime and others.

The provision was established by Management on the basis of the opinion of its legal advisors and is benchmarked on legal decision and on the history of unfavorable outcome in similar claims.

22.2. Tax contingencies

	Consolidated

	Probable		Possible

	March 31,	December 31,	March 31,	December 31,
Claims	2007	2006	2007	2006

ICMS (a)	431,500	495,901	358,597	357,137
Income tax on inbound international income (b)	521,201	506,795	-	64,396
IRPJ/CSLL (Income tax and social contribution) (c)	-	-	359,537	94,885
IRRF/CIDE (d)	-	-	158,510	27,274
INSS (Brazilian Social Security Institute) (e)	-	-	30,412	30,412
PIS (f)	570	514	160,764	160,764
COFINS (g)	17,897	17,333	243,080	243,080
FUST/FUNTTEL (h)	-	-	147,020	147,020
Other (i)	13,984	13,984	103,722	103,722

Total	985,152	1,034,527	1,561,642	1,228,690

EMBRATEL PARTICIPAÇÕES S.A.

     NOTES TO FINANCIAL STATEMENTS
March 31, 2007
(In thousands of reais, except when mentioned otherwise)

a) ICMS

On August 7, 2006, ICMS Agreement No. 72/06 was published in the Federal Official Gazette (DOU), authorizing the Brazilian States and the Federal District to partially forgive, by decreasing ICMS rates, and to amnesty monetary restatement, interest and fines on the payment of debts, accrued or not, in connection with the nonpayment of ICMS levied on communication services, whose relevant taxable events have occurred by July 31, 2006. The effective recording and use of such benefits depend on specific regulation by each Brazilian State.

The publication of this Agreement, and its implementation by the Brazilian States, even though it does not represent changes to the technical assessment of the probable likelihood of a favorable outcome, has been considered by Company management as an opportunity to significantly reduce the number of complex disputes with States in connection with uncertainties as to the levy of ICMS on several services provided by the Company since the privatization of the sector, which is not supported by consistently accepted case laws at superior courts.

With respect to those States in which the benefit has already been established and which subsidiaries Embratel and TdB have decided to adhere to, payments have been made in a total R$535,530 at March 31, 2007, thus terminating ongoing administrative and legal proceedings in relevant States.

As regards States where said benefit has not been implemented or adhered to so far, the subsidiary Embratel, upon analyzing NPC 22 requirements, considered that it is likely that debts covered by ICMS Agreement No. 72/06 will be settled, and that such liabilities are measurable. Accordingly, considering all aspects being discussed with said States, the Company recognized a provision of R$325,431 at March 31, 2007 (R$393,624 at December 31, 2006), thus reducing its exposure to possible losses.

EMBRATEL PARTICIPAÇÕES S.A.

     NOTES TO FINANCIAL STATEMENTS
March 31, 2007
(In thousands of reais, except when mentioned otherwise)

Additionally, the subsidiary Embratel has tax contingencies for the nonpayment of ICMS related to credits supposedly improperly recorded. Total contingencies assessed as probable losses amount to R$81,006 at March 31, 2007 (R$78,767 at December 31, 2006). Those contingencies assessed as possible losses by the Company’s legal advisors reached the historical approximate amount of R$83,601 at March 31, 2007 (R$83,431 at December 31, 2006).

In July 2002, the subsidiary Star One was assessed in Rio de Janeiro in the amount of R$236,000, in which is demanded ICMS on the rental of transponders and on broadband Internet services. Concerning to the assessment related to ICMS on cession of satellite capacity, in July 2005, the subsidiary Star One appeal was partially upheld determining the reduction of the value litigated, because of the criteria used by the tax auditors to calculate the assessment (applicable of “LC 87/96” and “Agreement 126/98”). The Tax Department appealed to the Secretary of State Taxes, which is still pending decision. With respect to the assessment related to Internet access, the appeal to the second administrative level of Rio de Janeiro was still not judged.

In March 2004, the subsidiary Star One was assessed in the Federal District, in the amount of R$19,806 for nonpayment of ICMS over of satellite capacity and other accessory obligations. The Management of the subsidiary Star One and their legal advisors have evaluated the chances of loss in the cases as possible.

The subsidiaries VSA and TdB have ICMS-related assessments for which a provision was set up in the total amount of R$25,063 at March 31, 2007, (R$23,510 at December 31, 2006), in connection with said ICMS Agreement No. 72/06 and the supposed improper recording of tax credits. Of this amount, assessments totaling R$19,190 at March 31, 2007 (R$17,900 at December 31, 2006) were considered as possible losses by these subsidiaries’ management and its legal advisors.

b) Income tax on inbound international income

In March 1999, the subsidiary Embratel was assessed by the Federal Revenue Service in the amount of R$287,239, for the periods 1996 and 1997. In June 2006, the Taxpayers’ Council ruled in favor of the assessment. The subsidiary Embratel filed and appeal requesting clarification of the decision, which was not accepted, and filed, in December 2006, an appeal with the Special Tax Appeals Board. This appeal is pending a final administrative decision and, considering the procedural peculiarities involving this case, the Company’s legal advisors considered it as a probable loss, with a provision of R$521,201 at March 31, 2007 (R$506,795 at December 31, 2006) being recognized.

In June 1999, the subsidiary Embratel was served a notice on the same matter for the year 1998, rated by the legal advisors as possible at December 31, 2006, amounting to R$64,396. In connection with the unfavorable administrative decision, the Company filed a petition for writ of mandamus. A decision declared res judicata on February 6, 2007 expressed the lack of a legal/tax relationship between the parties for 1998.

c) IRPJ/CSLL (Income Tax and Social Contribution)

The subsidiary Embratel filed a writ of mandamus with the objective to suspend the liability and statement of extinguish of CSLL tax credit, in amount of R$76,855, referred to the compensation occurred in 1999 that was not approved. In December, 2005, a preliminary injunction was issued, determining suspension of liability of tax credit. Subsidiary Embratel’s legal advisors assesses the chances of an unfavorable outcome in this case as possible.

In January 2007, the subsidiary Embratel was notified of the decision made by the Federal Revenue Service District Office in Rio de Janeiro (DRF/RJ), which deemed to be groundful the notice of delinquency served on the alleged insufficient payment of IRPJ for the year 1998, in the the historic amount of R$264,652. Until the DRF/RJ decision, the likelihood of not prevailing on claim was rated as remote since the claim was grounded on inconsistency of information contained in the accessory obligations. Nevertheless, after being notified of the decision that deemed the notice of delinquency was groundful, the Management and its legal advisors reclassified to possible the likelihood of not prevailing on claim.

The subsidiary Embratel has a tax contingency in the amount of R$18,030 for unpaid IRPJ for the months June, October and December 1998. The Company’s Management and legal advisors assessed the outcome of this case as a possible loss.

On November 30, 2006, the subsidiary Star One received an assessment from the Federal Revenue Service relating to IRPJ and CSLL, in the amount of R$251,275, for not using the annual depreciation rate of 20% (twenty per cent) for its satellites. The Company’s external legal advisors assessed the outcome of this case as a remote loss.

d) IRRF/CIDE

In March 2007, the Brazilian Federal Revenue Service served a notice of delinquency on Embratel of R$131,236 due to the insufficient payment of IRRF (R$84,072) and of CIDE (R$47,164) on remittances to foreign operators for the sake of remuneration for completed international calls abroad - named Sainte traffic – in the period January 2003 and September 2004 due to the interpretation contained in Brazilian Federal Reveneu Service Interpretive Declaratory Act No. 25/04. The Management and its legal advisors rate as possible the likelihood of not prevailing on this claim.

The Brazilian Federal Revenue Service has also served notices of delinquency in May 2004 on the subsidiary Embratel for not paying CIDE on cross-border remittances for R$2,951 and for the alleged failure to pay IRRF on cross-border remittances, served on in September 2006 for R$27,011. In October 2006, the Company partially paid the IRRF debt, and R$24,323 remained. The Management and its legal advisors rate as possible the likelihood of not prevailing on these claims.

e) INSS (National Institute of Social Security)

The subsidiary Embratel has contingencies rated as possible by the Management and its legal advisors, totaling a historic amount of R$30,412 at March 31, 2007 and December 31, 2006, due to the failure to present to the tax auditors the proofs of social security payments of Service Providers (legal entities) as jointly liable and the proofs of settlement of severance pay to self-employed professionals, cooperative members and officers from 1996 to 2004.

f) PIS

In August 2001, the subsidiary Embratel was assessed by the Federal Revenue Agency in the total amount of R$159,000, related to the contributions to PIS before 1995, which were offset according to Complementary Law No. 7/70. The actual probability of loss in regard to the assessment has been classified as possible by subsidiary Embratel’s legal advisors.

In March 2005, the subsidiary VSA received tax assessments referring to federal taxes, mainly related to the requirement of PIS payment from 2000 to 2003, in the amount of R$1,723. The subsidiary VSA Management and its legal advisors assess the chances of an unfavorable outcome in this case as possible.

The subsidiary TdB received tax assessments referring to the requirement of PIS payment from 1999 to 2004, in the amount of R$611 at March 31, 2007 (R$555 at December 31, 2006), of which R$570 (R$514 at December 31, 2006) has been accrued in the financial statements, and R$41 which probability of loss has been evaluated as possible, in the opinion of this subsidiary and its legal advisors.

g) COFINS

In August 2001, the subsidiary Embratel was assessed by the Federal Revenue Agency in the amount of R$342,000, related to the exemption of COFINS on the revenues generated from the export of telecommunications in 1999. Substantial errors were detected in the calculations of during the assessment and, consequently, the amount was reduced by R$220,000. Regarding the remaining amount, the subsidiary Embratel appealed to a higher administrative level, therefore on July 2003, a decision was issued, requiring the claim to be returned to the first administrative level. A new decision was issued by the first administrative level confirming that the remaining updated amount was R$236,600. Subsidiary Embratel appealed to a higher administrative level which is still pending decision. The probability of loss in regard to the assessment has been classified as possible by the Company’s legal counsels.

The subsidiary Embratel was assessed by the Federal Revenue Service in November 2006 for an outstanding debit in the amount of R$16,772 at March 31, 2007 (R$16,308 at December 31, 2006), referring to COFINS underpayments relating to May 1999 and made in October 1999, resulting from the benefits of Provisional Measure No. 1,858/99. The Company’s management and legal advisors assessed the outcome of this case as a probable loss.

In March, 2005, the subsidiary VSA received tax assessments referring to federal taxes, mainly related to the requirement of Cofins payment from 2000 to 2003, in the amount of R$4,314. The Management and its legal advisors assess the chances of an unfavorable outcome in this case as possible.

The subsidiary TdB received tax assessments referring to the requirement of COFINS payment from 1999 to 2004, in the amount of R$3,291 at March 31, 2007 (R$3,191 at December 31, 2006) of which R$1,125 at March 31, 2007 (R$1,025 at December 31, 2006) has been accrued in the financial statements, and R$2,166 which probability of loss has been evaluated as possible, in the opinion of this subsidiary and its legal advisors.

h) FUST/FUNTTEL

In January 2006, the subsidiaries Embratel, VSA, VSP, TdB and PMS proposed a writ of mandamus with an injunction request, in order to challenge ANATEL’s Abridgment No. 1/2005. In this lawsuit the subsidiaries intend to have assured their concession to continue to collect FUST in accordance with the taxable income foreseen in the Law No. 9,998/00 and Instruction No. 29/03. By means of Abridgement No. 01/2005 had made an interpretation in a sense that, for tax basis purpose, telecommunication operators are not allowed to exclude revenues repassed and/or received for interconnection and EILD. Such interpretation opposed ANATEL’s Universal Service Department former orientation, which allowed telecommunication operators to exclude of the FUST taxable income revenues derived from and EILD, which amounts to R$115,190. From January to April, 2006, the subsidiaries are judicially depositing the total amount of FUST amounts in accordance with Abridgement No. 01/2005 interpretation. Since May, 2006, the subsidiaries have been depositing in court the amount related to interconnection and EILD revenues passed on to telecommunications service providers and have been paying the remaining amount. The subsidiaries’ legal advisors assess the chances of an unfavorable outcome in this case as possible.

Until the third quarter of 2006, the subsidiaries TdB and PMS received tax assessments totaling the historical amount of R$513, in connection with the nonpayment of mandatory contributions that had been deposited in court. The probability of loss has been assessed as possible, in the opinion of their legal advisors.

Additionally, in the fourth quarter of 2006, ANATEL assessed the subsidiaries TdB, PMS, Embratel, VSA, VSP in the amount of R$30,880 for having excluded interconnection and EILD costs from the FUST tax base. Except for the assessments served to the subsidiary TdB, the liability to pay these assessments has been suspended by a preliminary order in mandamus. The probability of loss has been assessed as possible, in the opinion of the Companies’ legal advisors.

In December 2006, the subsidiary VSA was assessed by the Ministry of Telecommunications, which claimed the payment of FUNTTEL referring to January to December 2001, in the amount of R$437. The probability of loss has been assessed as possible, in the opinion of the subsidiary’s management and legal advisors.

In December 2006, the subsidiaries VSP, TdB and PMS were summoned through publication with regard to FUNTTEL tax debit notices. It was not possible to identify the related amount, source of debit and period of assessment, since the publication did not include these elements, as such, these amounts are not provisioned in the financial statements.

i) Other tax contingencies

In December 2006, the subsidiary Embratel was served an assessment in the amount of R$97,933 in the form of a fine for not filing electronic files relating to 2001 in compliance with the format defined in Revenue Procedure No. 86/2001. Management and legal counsel understand that the probability of loss is possible in this case.

At March 31, 2007 and December 31, 2006, the Company has provided the amount of R$9,915 mainly for the legal dispute of its subsidiary VSA, aiming to secure the right to CPMF non-taxation on the translation of symbolic foreign exchange agreements, and for tax contingencies relating to CSLL and CPMF in the amount of R$1,078, classified by its legal advisors as possible losses.

Additionally, the subsidiaries VSA and VSP filed applications for declaration that the additional FGTS payments instituted by Complementary Law No. 110/2001 were not due. Based on the evaluation of the Management of the subsidiaries VSA and VSP and that of their legal counsels, the chances of loss in these cases have been classified as probable and a provision was recorded for the amounts involved in the total of R$1,663 at March 31, 2007 and December 31, 2006.

The subsidiary TdB has tax contingencies referred to IRRF, CPMF, II, IPI and others, on total amount of R$7,117 at March 31, 2007 and December 31, 2006, of which R$2,406 were classified as probable loss and R$4,711 were classified as possible of loss at March 31, 2007 and December 31, 2006, on the opinion of this subsidiary’s Management and its legal counsel.

22.3. Civil contingencies

	Consolidated

	Probable		Possible

	March 31,	December 31,	March 31,	December 31,
Claims	2007	2006	2007	2006

ANATEL and public institutions (a)	40,711	40,382	149,724	156,456
Disputes with third parties (b)	121,643	119,361	118,953	131,724

Total	162,354	159,743	268,677	288,180

a)      ANATEL and public institutions

a.1) Implementation of the new domestic telephone number system

As a result of the inconveniences caused to telephone system users by the telecommunications carriers on July 3, 1999, the implementation date for the new domestic dialing system, the subsidiary Embratel was officially notified by ANATEL to pay a fine in the amount of R$55,000 related to the administrative proceeding related to the period during which the carriers implemented the change in the dialing codes. The subsidiary Embratel filed a lawsuit contesting the validity of the fine and the lower court decision was announced, lowering the amount from R$55,000 to R$50,000. At the second judicial level, the subsidiary Embratel prevailed, and the eventual appeals by ANATEL, which have no suspensive effect, are still pending.

Based on the same facts, the subsidiary Embratel was cited in several lawsuits aiming alleged inconveniences caused to users, and presented its defense in each suit. Among the existing suits with estimated amounts, the subsidiary Embratel is the defendant in suits filled by third parties aiming payments at historic amounts of R$2,709 at March 31, 2007 and December 31, 2006, which are awaiting sentence. In another suit, the state of Rio de Janeiro has filed a tax execution in the amount of R$8,500.

In connection with the unfavorable outcome in a proceeding filed by a third party, subsidiary Embratel set up a provision for R$20 at March 31, 2007 and December 31, 2006.

The subsidiary Embratel’s Management and its legal counsels, assess the chances of loss as possible in the penalty required by ANATEL and third parties. In relation to the tax execution from the state of Rio de Janeiro, subsidiary Embratel and its legal counsels asses the chances of loss as probable. The restated amount totals R$12,298 at March 31, 2007 (R$11,048 at December 31, 2006).

a.2) Administrative Suits for Noncompliance with Obligations (PADOs)

Due to noncompliance with quality targets, defined by ANATEL in the General Plan of Quality Targets for Fixed Telephone Services (PGMQ), ANATEL filed several PADOs against the subsidiaries Embratel, VSA, VSP and TdB.

The Company has been making efforts and carrying on arguments, successfully in some cases, to avoid penalties. Such arguments, which, most of the times, are technical and/or legal, may contribute to a meaningful reduction of the fine initially applied or to the conclusion of the PADO without the application of any penalty.

However, based on the opinion of these subsidiaries’ management and respective legal counsels, the chances of loss related to the PADOs of subsidiaries Embratel, VSA and VSP were classified as probable and therefore provisioned in the monetary updated amount of R$28,373 at March 31, 2007 (R$29,314 at December 31, 2006).

Procedure initialed against subsidiary TdB due to non-fullfilment of statutory obligation was rated as a probable likelihood of not prevailing on claim for R$20 at March 31, 2007.

Other PADOs filed for failure of the subsidiary Embratel to comply with quality targets were considered as possible losses, in the historical amount of R$86,417 at March 31, 2007 (R$93,149 at December 31, 2006).

In relation to the subsidiary Embratel’s fines of R$10,598 at March 31, 2007 and December 31, 2006, the chances of loss were classified as possible.

The subsidiary TdB has PADOs due to the supposed noncompliance of quality targets, which are not been applied fine sanction, because it is related to the first penalty of the Company to certain target.

Due to other infractions against the regulatory legislation, not related to quality, which are been appreciated by the regulatory agency, were established other PADOs related to subsidiaries Embratel, VSA, VSP, TdB and PMS, classified by Management its legal advisors as possible loss. The amounts of the sanctions that could be applied are not yet measured.

a.3) Portable Vésper

Due to the issuance of Resolution No. 271, of August 6, 2001, which approved the use of Portable User Terminals to provide fixed telephone services through a cordless fixed access line, the subsidiaries VSP and VSA began marketing Portable Vésper as an alternative to their tabletop “ATSs” (Access Terminal Stations).

On July 19, 2002, the mobile phone service providers filed suit to suspend immediately the sale of the product by the subsidiary VSA, as well as the indemnification for losses caused by the unauthorized sale of Portable Vésper. On September 27, 2004, the Negative Conflict of Competence was judged, dismissing ANATEL of being a part, and declaring the State Justice as competent to decide on the claim. The Management of the subsidiary VSA and its legal advisors have classified the chances of loss as possible. The value involved if the claim is lost is not yet measured.

b) Disputes with third parties

The subsidiary Embratel started an arbitration procedure against third parties at the International Chamber of Commerce (ICC) regarding contractual differences. This procedure was classified as a possible loss.

Based on the opinion of their legal advisors and benchmarked on the judicial decisions and the history of unfavorable outcome on similar claims, the subsidiaries VSP and VSA analyzed the judicial litigations with third parties as follows:

1)
Customers: As regards legal claims involving customers rated as a probable likelihood of not prevailing on claim, a provision of R$3,955 was established at March 31, 2007 (R$4,603 at December 31, 2006). The claims rated as a possible likelihood of not prevailing at trial amounted to R$7,418 at March 31, 2007 (R$8,150 at December 31, 2006).

2)
Service providers and tenants of real properties: As regards legal claims involving service providers and tenants of real properties rated as a probable likelihood of not prevailing at trial, a provision of R$2,000 was established at March 31, 2007 (R$1,719 at December 31, 2006). The claims rated as possible likelihood of not prevailing at trial amount to R$2,309 at March 31, 2007 (R$2,294 at December 31, 2006).

The subsidiary Embratel filed lawsuits claiming the annulment of charges by third parties, and considers that the chances of loss in the total amount of R$33,002 at March 31, 2007 (R$33,494 at December 31, 2006) to be probable.

With respects to the unconstitutionality of the provisions of the regulations which introduced procedures burdening the installation and passage ways for telecommunications equipment, the subsidiary TdB filed a lawsuit and an injunction was granted, suspending the effects of the regulation related to the requirement of pecuniary retribution and imposition of sanctions until the last deliberation. The subsidiary’s management and its legal advisors understand that the chances of loss as probable, in amount of R$12,585 at March 31, 2007 (R$11,740 at December 31, 2006). The suits in which losses were classified as possible amount to R$ 11 at March 31, 2007 (R$6,471 at December 31, 2006).

Based on the opinion of their legal advisors and benchmarked on the judicial decisions and the history of unfavorable outcome on similar claims, the subsidiary Embratel analyzed the judicial litigations with third parties as follows:

1)
Customers: As regards legal claims involving customers rated as a probable likelihood of not prevailing on claim, a provision of R$36,687 was established at March 31, 2007 (R$35,642 at December 31, 2006). The claims rated as a possible likelihood of not prevailing at trial amount to R$82,357 at March 31, 2007 (R$87,517 at December 31, 2006).

2)
Service providers and tenants of real properties: As regards legal claims involving service providers and tenants of real properties rated as a probable likelihood of not prevailing at trial, a provision of R$6,020 was established at March 31, 2007 (R$5,416 at December 31, 2006). The claims rated as possible likelihood of not prevailing at trial amount to R$4,086 at March 31, 2007 (R$4,324 at December 31, 2006).

3)
Other claims of various natures: As regards other indemnity claims of various natures, and considering the advanced procedural stage thereof, agreements signed (transferred to accounts payable), as well as allegations presented by its legal advisors, the subsidiary Embratel understands that the likelihood of not prevailing on some claims may be rated as probable whose updated amounts are R$20,412 at March 31, 2007 (R$19,825 at December 31, 2006). Other claims whose likelihood of not prevailing at trial is rated as possible amount to R$22,772 at March 31, 2007 (R$22,968 at December 31, 2006),.

The subsidiary Embratel and other operators are co-defendants in several suits seeking indemnifications for alleged pain and suffering and pecuniary damages arising from the collection procedures for services rendered by subsidiary Embratel.

In one Public Civil Suit, in which the plaintiff is the Federal Attorney’s Office, the subsidiary Embratel’s Management and its legal advisors classified the chances of loss as probable, amounting to R$6,982 at March 31, 2007 (R$6,922 at December 31, 2006).

The subsidiaries Embratel, VSA and VSP, and other operators are involved in several class action suits filed by the Federal Attorney’s Office and/or States and Associations involving issues related to the compensation of pain and suffering and pecuniary damages allegedly caused to consumers. In the understanding of the Management of the subsidiary and its legal advisors, the chances of loss are probable or possible; however the amounts of any damages awarded are not yet measurable, and therefore, no provisions have been recorded.

23. Actuarial Liability – TELOS

The subsidiaries Embratel and Star One sponsor the post-retirement benefit plans offered to their employees in the forms of: (a) Variable Contribution (Embratel and Star One); (b) Defined Benefit (Embratel); and (c) Medical and Health Care Plan for retirees who have been enrolled in the Direct Benefit plan (Embratel). Actuarial studies of the benefits area prepared at the end of each year in compliance with the CVM Deliberation No. 371, issued at December 13, 2000, to identify whether the contribution rates are sufficient to constitute the reserves necessary for the payment of current and future payments. The referenced plans are the sole post-retirement benefits of the Company.

The sponsor contribution rate referring to the old plan (defined benefit plan) for the years 2007 and 2006 is 17.82% of the salary of the participants enrolled in this plan (5 participants at March 31, 2007). For the defined contribution plans, the sponsor’s contribution ranges from 3% to 8% of the participant’s applicable salary in addition to the extraordinary contribution provided for in the plan’s regulation for financing administrative expenses and the balance of the account projected for benefits in the events of disability and death of the enrolled participant.

Statement of changes in actuarial liabilities:
Actuarial liabilities as of December 31, 2006	446,933
Charges and interest on actuarial liabilities	(978)
Actuarial adjustment – CVM Deliberation No. 371	9,402
Payments made in the period (defined contribution plan)	(4,644)

Actuarial liabilities as of March 31, 2007	450,713

Current	37,654

Noncurrent	413,059

24. Shareholders’ Equity

a) Capital stock

At March 31, 2007 and December 31, 2006, the authorized capital is 1 trillion common or preferred shares. The subscribed and fully paid-in capital stock at the close of the first quarter of 2007 and at the close of the year ended December 31, 2006 amounts to R$5,074,941, comprised of 988,758,654 thousand shares, without par value and distributed as follows (in thousand share lots): 512,480,332 common shares and 476,278,322 preferred shares. The book values per share of the outstanding shares as of March 31, 2007 and December 31, 2006 (988,758,654 thousand shares) are R$7.55 and R$7.41, respectively, per thousand share lot, expressed in reais.

b) Dividends

According to the Company by-laws, dividends must be at least 25% of the adjusted net income according to Corporate Law.

Preferred shares are do not have voting rights except under limited circumstances and they are assured (i) preemptive rights in the payment of minimum non-cumulative dividends of 6% p.a. on the amount resulting from the subscribed capital divided by the total number of Company shares, or (ii) receipt of dividends 10% higher than that paid on each common share in the event of liquidation of the Company.

At December 31, 2006, the Company recognizes R$21,835 of dividends receivable from its subsidiary TdB.

c) Stock option plan

The stock option plan was approved at the Annual Shareholders General Meeting held at December 17, 1998 and is regulated by the Management Commission of the stock option plan within the limits of its authority.

The contracts grant to directors and employees the option of acquiring preferred shares at a pre-defined price on the grant date, establishing terms and conditions under which the beneficiary is eligible to exercise the option (vesting period), within the maximum limit of 10 years.

The acquired shares will maintain all of the rights pertaining to the shares of equal class and type, including dividends.

According to rules established in the Stock Options Plan, upon the change in shareholding control of the Company on July 23, 2004, the granted options became exercisable, and may be exercised within the original concession terms received by each beneficiary.

Number of purchase options of preferred shares (thousand share lot)

Open options as of December 31, 2006	896,325
Options cancelled in 2007	(12,000)
Options sold in 2007	(19,450)

Open options as of March 31, 2007	864,875

Weighted average exercise price of the purchase options at
March 31, 2007 (per thousands of shares, expressed in reais)	7.74

25. Transactions with Related Parties

Transactions with related parties are conducted according to conditions and terms similar to those practiced by the market, and the most important balances and values are shown below:

	Consolidated

	March 31,	December 31,
	2007	2006

ASSET
Current
Accounts receivable
Techtel	26	27
Claro Group	272,484	447,418
NET	12,406	7,508

Accounts receivable (call center)
Claro Group	7,759	7,468
NET	843	941

Foreign Administrators
Telmex – México	2,634	2,274
Telmex – Chile	1,434	1,215
Telmex – Argentina	1,832	3,346
Telmex – USA	5,705	5,369
Telmex – Colombia	132	-

Other current assets
NET	38,605	31,922

(a)
Amounts receivable from CLARO Group refer mainly to long-distance telephone traffic originating from prepaid and postpaid terminals of this Company’s users and from international roaming terminals in the CLARO network. This also includes telecommunication services provided directly to CLARO, referring mainly to transmission capacity supplied.

(b)	Amounts receivable from NET refer mainly to internet services provided by the subsidiary Embratel, as well as voice services (0800 and VIPLINE).

(c)	Call center amounts receivable refer to telephone services provided by the subsidiary BrasilCenter to CLARO Group and NET.

(d)	Amounts receivable from foreign administrators refer to long-distance telephone traffic originating from terminals abroad to be received by terminals in Brazil.

	Consolidated

	March 31,	December 31,
	2007	2006

LIABILITIES
Current
Accounts payable
Claro Group	122,215	354,926
NET	21,830	10,691

Foreign administrators
Telmex – México	1,689	1,766
Telmex – Chile	876	651
Telmex – USA	1,483	1,078
Telmex – Argentina	951	1,643
Telmex – Colombia	69	-
Telmex – Peru	11	-

(a)	Amounts payable to NET, CLARO Group and foreign administrators refer to the use of these companies’ networks for originating or terminating long-distance calls.

	Consolidated

	March 31,	March 31,
	2007	2006

STATEMENTS OF INCOME
Operating revenue
Domestic traffic
Claro Group	31,479	102,723
NET	16,986	6,214
International traffic
Telmex – Mexico	461	810
Telmex – Argentina	252	306
Telmex – USA	4,065	2,968
Telmex – Chile	215	434
Telmex – Colombia	152	-
Call Center
Claro group	19,500	13,902
NET	2,517	1,068

Cost of services provided
Domestic traffic
Claro Group	(177,358)	(181,672)
NET	(9,965)
International traffic
Telmex – Mexico	85	282
Telmex – Argentina	(233)	(10)
Telmex – USA	(437)	(464)
Telmex – Chile	(253)	(191)
Telmex – Colombia	(70)	-
Telmex – Peru	(11)	-

Selling expenses
Claro Group	(13,606)	(17,378)
NET	(5,781)	-

General and administrative
Claro Group	(989)	(1,057)

Financial
Interest on loans – Inbursa bank (1)	-	(3,301)

(1)	Interest rate: three month Libor + spread of 0.9%. Maturity of principal: November 30, 2006.

Guarantee: promissory note.

On November 22, 2005, the subsidiary Embratel published a notice of material event informing the market of its association with NET, to provide telecommunication services to NET customers. On February 8, 2006, the parties signed a memorandum of understanding establishing the new business model aimed at sharing results, to provide subscribers with integrated video, broadband and voice (triple-play) services through NET’s bidirectional network. The sale of this new product (Net Fone) was initiated at the end of March 2006.

Not only does the subsidiary Embratel benefit from NET’s network, but it also has access to its subscribers’ database and distribution channels.

Additionally, it was signed the “Contrato de Locação de Fibra Ótica” (Optic Fiber Lease Contract) that permits subsidiary Embratel to lease NET’s surplus fiber. This agreement allows the subsidiary Embratel to increase its access network to the market as a whole and represents an important step for the Company to speed up the time to market of integrated telecommunication services (local and long distance voice, data, broadband, Internet, image and outsourcing).

The main transactions carried out by the Company involving NET are recorded based on prices and conditions defined as follows:

  Special projects - these are paid based on the percentage of costs incurred for each project.
  Network access expense - these are paid in accordance with the increase in Net Fone subscribers’ base.
  Optical fiber lease expense - these are paid in accordance with a specific agreement under usual market conditions.

The subsidiary Embratel has also entered into an agreement with Claro Group for 360 days, renewable for up to 20 years subject to approval by the General Shareholders’ Meeting, having as object the acquisition by Claro of the Backbone Capacity for its use, made up of the own capacity of the subsidiary Embratel necessary for the interconnection of Claro Backbone stations and other stations that come be added to the topology of this Backbone. The capacity designed for connection of Claro’s radio-base stations with the other network elements or satellite capacities is not included in the agreement, and will only be made available through specific agreement.

26. Insurance (Not reviewed by the independent auditors)

The Company’s Management considers that all assets and liabilities of any material value and risks related thereto have been covered by insurance.

EMBRATEL PARTICIPAÇÕES S.A.

COMMENT ON CONSOLIDATED PERFORMANCE FOR THE FIRST QUARTER OF
2007 AS REGARDS THE MAJOR CHANGES IN THE SAME QUARTER LAST YEAR

Net Revenues

In the first quarter of 2007, total net revenues were R$2,115 million, an increase of 3.8 percent (R$78 million) compared with the first quarter of 2006. The increase in revenues resulted mainly from a 36.6 percent (R$75 million) increase in local revenues. Long distance voice revenues currently represent 55.3 percent of total revenues compared with 59.0 percent a year ago.

Compared with the fourth quarter of 2006, total net revenues rose 1.6 percent (R$33 million) driven by 18.6 percent (R$44 million) increase in local revenues. Data communications were flat compared with the fourth quarter 2006.

Domestic Long Distance

Exhibit 2	1Q06	4Q06	1Q07	% Var	% Var
				YoY	QoQ

Domestic long distance revenue (R$ million)	1,055.8	1,067.1	1,041.2	-1.4%	-2.4%
Domestic long distance traffic (million minutes)	3,442.4	3,900.8	3,572.2	3.8%	-8.4%

In the first quarter of 2007, domestic long distance traffic totaled 3,572 million minutes, a gain of 3.8 percent compared with the first quarter of 2006. Compared with the fourth quarter of 2006, domestic long distance traffic decreased 8.4 percent.

Domestic long distance revenues were R$1,041 million, a 1.4 percent (R$15 million) decrease compared with the first quarter of 2006. The decline in wholesale traffic accounted for most of the decrease, partially offset by growth in corporate advanced voice services. Compared with the fourth quarter of 2006, domestic long distance revenues presented a 2.4 percent (R$26 million) decrease mainly due to the impact of the summer season.

International Long Distance

Exhibit 3	1Q06	4Q06	1Q07	% Var	% Var
				YoY	QoQ

International long distance revenue (R$ million)	146.1	123.3	128.0	-12.4%	3.8%
International long distance traffic (million minutes)	508.5	501.8	483.4	-4.9%	-3.7%

EMBRATEL PARTICIPAÇÕES S.A.

COMMENT ON CONSOLIDATED PERFORMANCE FOR THE FIRST QUARTER OF
2007 AS REGARDS THE MAJOR CHANGES IN THE SAME QUARTER LAST YEAR

International long distance traffic totaled 483 million minutes, down 4.9 percent compared with the year ago quarter. Compared with the fourth quarter of 2006, international long distance traffic decreased 3.7 percent.

Year-over-year, first quarter international long distance revenues fell 12.4 percent (R$18 million) to R$128 million due to the decline in outbound traffic. Compared with the fourth quarter of 2006, international long distance revenues increased 3.8 percent (R$5 million) mainly due to increases in mobile originated calls and income revenues.

Data Communications

Exhibit 4	1Q06	4Q06	1Q07	% Var	% Var
Thousands				YoY	QoQ

64 Kbps line equivalents (*)	1,788.9	2,243.9	2,313.4	29.3%	3.1%

(*) Include internet ports and data circuits

In the first quarter of 2007, 69 thousand 64kbits line equivalents were added. At the end of March 2007, Embratel had 2,313 thousand 64kbit line equivalents providing data services to business customers. Year-over-year, 64kbit line equivalents in service increased 29.3 percent.

Exhibit 5	1Q06	4Q06	1Q07	% Var	% Var
R$ million				YoY	QoQ

Net data communications	553.6	569.8	568.2	2.6%	-0.3%

Embratel's first quarter data communications revenues were R$568 million, a year-over-year increase of 2.6 percent (R$15 million). The main reasons for this growth were the increases in Primesys and Internet services revenues.

Local Services

Exhibit 6	1Q06	4Q06	1Q07	% Var	% Var
R$ million				YoY	QoQ

Local services	206.3	237.7	281.8	36.6%	18.6%

EMBRATEL PARTICIPAÇÕES S.A.

COMMENT ON CONSOLIDATED PERFORMANCE FOR THE FIRST QUARTER OF
2007 AS REGARDS THE MAJOR CHANGES IN THE SAME QUARTER LAST YEAR

Revenues from local services rose 36.6 percent to R$282 million compared with last year’s first quarter primarily due to increases in the corporate and residential markets. Handset sales also contributed to this growth. Compared with the fourth quarter of 2006, local revenues rose 18.6 percent (R$44 million).

Livre (former Vésper local service) increased its customer base to 1,017 thousand subscribers, reflecting a quarter over quarter increase of 8.2 percent.

Net Fone via Embratel connected subscriber base ended the first quarter with 257 thousand 4 hundred subscribers, an increase of 41.5 percent compared with the fourth quarter of 2006.

Costs and expenses

Exhibit 7	1Q06	4Q06	1Q07	% Var	% Var
R$ million				YoY	QoQ

Net revenues	2,036.9	2,081.8	2,114.9	3.8%	1.6%

Costs and expenses
Costs of services (With interconnection & facilities)	(1,094.6)	(1,101.0)	(1,078.9)	-1.4%	-2.0%
Selling expenses	(276.7)	(340.8)	(323.1)	16.8%	-5.2%
G&A expenses	(161.7)	(162.6)	(156.6)	-3.2%	-3.7%
Other operating income/(expense)	23.7	(323.9)	(21.5)	na	-93.4%

EBITDA	527.7	153.5	534.9	1.4%	248.5%
EBITDA margin	25.9%	7.4%	25.3%	-0.6 pp	17.9 pp
Equity Income/Loss	(17.1)	66.1	(23.1)	0.4	nm
Depreciation and amortization	(269.8)	(281.5)	(282.1)	4.6%	0.2%
Operating income (EBIT)	240.8	(61.9)	229.7	-4.6%	na

Financial income, monetary and exchange variation	32.9	626.3	31.5	-4.1%	-95.0%
Financial expense, monetary and exchange variation	(49.9)	(382.0)	(37.6)	-24.7%	-90.2%
Other non-operating income/(expense)	(6.7)	106.6	0.3	nm	-99.7%
Net income/(loss) before tax and minority interest	217.1	288.9	223.9	3.2%	-22.5%
Income tax and social contribution	(75.1)	(105.2)	(82.5)	9.8%	-21.6%
Minority interest	(14.0)	(13.2)	(9.6)	-31.1%	-26.8%
Net income/(loss)	127.9	170.5	131.8	3.0%	-22.7%

pp - percentage point; na - not applicable

EMBRATEL PARTICIPAÇÕES S.A.

COMMENT ON CONSOLIDATED PERFORMANCE FOR THE FIRST QUARTER OF
2007 AS REGARDS THE MAJOR CHANGES IN THE SAME QUARTER LAST YEAR

Cost of Services and Goods Sold

Cost of services and goods sold were R$1,079 million, a decrease of 1.4 percent (R$16 million) compared with the first quarter of 2006. Telco ratio dropped to 38.7 percent of net revenues compared with 41.3 percent in the first quarter of 2006, mainly due to local interconnection and the time modulation regulatory decrease.

Compared with the fourth quarter of 2006, cost of services and goods sold also declined by 2.0 percent (R$ 22 million) due to the reduction in third-party services and other expenses.

Selling Expenses

Selling expenses were R$323 million in the first quarter of 2007, an increase of 16.8 percent compared with the first quarter 2006, mainly due to the allowance for doubtful accounts. Compared with the fourth quarter of 2006, selling expenses dropped as a percentage of net revenues mainly due to the decrease in third-party services, which declined 15.8 percent.

General and Administrative Expenses

General & administrative expenses were R$157 million, decreasing 3.2 percent compared with the first quarter of 2006, mainly due to the reduction in third-party services expenses.

Compared with the fourth quarter of 2006, general and administrative expenses declined 3.7 percent mainly due to the decrease in tax expenses.

Other Operating Income and Expense, net

In the first quarter of 2007, other operating expense was R$22 million, a –1.0 percent of net revenues.

EMBRATEL PARTICIPAÇÕES S.A.

COMMENT ON CONSOLIDATED PERFORMANCE FOR THE FIRST QUARTER OF
2007 AS REGARDS THE MAJOR CHANGES IN THE SAME QUARTER LAST YEAR

EBITDA, EBIT and Net Income

In the first quarter of 2007, EBITDA reached R$535 million, an increase of 1.4 percent (R$7 million) compared to the first quarter of 2006 and of 249 percent (R$381 million) compared with the fourth quarter of 2006, respectively. The EBITDA margin reached 25.3 percent, an increase of 7.4 percent quarter-over-quarter.

Operating income (EBIT) was R$230 million in the first quarter, declining 4.6 percent compared with the first quarter of 2006. Compared with the fourth quarter of 2006, EBIT rose more than three times due non-recurring contingency items registered in the fourth quarter of 2006.

Net income was R$132 million in the first quarter of 2007 a year-over-year increase of 3.0 percent.

Financial Position

Exhibit 8	Dec 31, 2006				Mar 31, 2007

Currency Exposure Profile	Amounts in		Average Cost	Maturity	Amounts in		Average Cost	Maturity
	R$ million	%	of Debt		R$ million	%	of Debt

Hedged and reais short term debt	357.8	46.5%	75.37% CDI	up to 1.0 year	768.7	98.0%	61.11% CDI	up to 1.0 year
Unhedged short term debt	411.6	53.5%	US$ + 6.25%	up to 1.0 year	15.8	2.0%	US$ + 6.07%	up to 1.0 year
Total short term debt	769.4	29.0%			784.4	29.8%

Hedged and reais long term debt	203.4	10.8%	69.67% CDI	up to 7.0 years	589.4	31.9%	54.85% CDI	up to 6.8 years
Unhedged long term debt	1,678.8	89.2%	US$ + 7.50%	up to 6.4 years	1,260.0	68.1%	US$ + 6.40%	up to 6.2 years
Total long term debt	1,882.2	71.0%			1,849.4	70.2%

Hedged and reais total debt	561.2	21.2%	73.31% CDI	up to 7.0 years	1,358.0	51.6%	58.40% CDI	up to 6.8 years
Unhedged total debt	2,090.4	78.8%	US$ + 7.25%	up to 6.4 years	1,275.7	48.4%	US$ + 6.40%	up to 6.2 years
Total debt	2,651.6	100.0%	US$ + 5.73%	up to 7.0 years	2,633.8	100.0%	US$ + 3.39%	up to 6.8 years

At March 31, the cash position was R$764 million. Embratel ended the quarter with a total outstanding debt of R$2,634 million and net debt of R$1,870 million.

Short-term debt (accrued interest, short-term debt and current maturity long-term debt in the next 12 months) was R$784 million.

EMBRATEL PARTICIPAÇÕES S.A.

COMMENT ON CONSOLIDATED PERFORMANCE FOR THE FIRST QUARTER OF
2007 AS REGARDS THE MAJOR CHANGES IN THE SAME QUARTER LAST YEAR

Capex

Exhibit 9	1Q07%
R$ million

Access, Infrastructure and Local Services	70.5	32.4%
Network Infrastructure	59.3	27.2%
Data and Internet Service	54.6	25.0%
Star One	15.7	7.2%
Other investments	17.8	8.2%

Total Capex	217.9	100.0%

Total capital expenditures in the first quarter of 2007 were R$218 million.

EMBRATEL PARTICIPAÇÕES S.A.

COMMENT ON CONSOLIDATED PERFORMANCE FOR THE FIRST QUARTER OF
2007 AS REGARDS THE MAJOR CHANGES IN THE SAME QUARTER LAST YEAR

Exhibit 12	Quarter ending
Embratel Participações SA

Consolidated Statement of Cash Flow - Corporate Law	4Q06	1Q07
R$ millions

Cash provided by operating activities
Net income/(loss) - cash flow	170,5	131,8
Depreciation/amortization	281,5	282,1
Exchange and monetary (gains)/losses	(37,6)	(105,2)
Swap hedge effects	23,9	39,3
Minority Interest - cash flow	13,2	9,6
Loss/(gain) on permanent asset disposal	3,2	7,0
Equity Income/loss	(66,1)	23,1
Other operating activities	(1,5)	-
Changes in current and noncurrent assets and liabilities	(262,6)	(28,2)
Net cash provided by operating activities	124,5	359,5

Cash flow from investing activities
Additions to investments/goodwill	(131,5)	(28,3)
Additions to property, plant and equipment	(402,2)	(217,9)
Net cash used in investing activities	(533,7)	(246,2)

Cash flow from financing activities
Loans obtained and repaid	409,9	43,5
Swap hedge settlement	(19,2)	(9,7)
Dividends and interest on capital paid	(36,2)	-
Capital increase/decrease	-	(20,0)
Other financing activities	5,7	-
Net cash used in financing activities	360,2	13,8

Increase in cash and cash equivalents	(48,9)	127,1
Cash and cash equivalents at beginning of period	686,1	637,2

Cash and cash equivalents at end of period	637,2	764,3

EMBRATEL PARTICIPAÇÕES S.A.

     STATEMENT OF CONSOLIDATED INCOME OF THE SUBSIDIARY
EMPRESA BRASILEIRA DE TELECOMUNICAÇÕES S.A. - EMBRATEL
For the three-month period ended March 31, 2007 and 2006
(In thousands of Brazilian Reais, except fot the net income per thousand shares)

	Unaudited

	March 31,

	2007	2006

Gross operating revenues
Telecommunications services and equipment sales	2,852,581	2,761,141
Gross revenue deductions	(751,748)	(744,099)

Net operating revenues	2,100,833	2,017,042
Cost of services and goods sold	(1,316,583)	(1,320,165)

Gross profit	784,250	696,877

Operating expenses, net	(537,721)	(449,721)

Selling expenses	(321,418)	(274,372)
General and administrative expenses	(190,000)	(187,702)
Other operating income (expenses), net	(20,032)	13,344
Equity pick-up and provision for losses on subsidiaries’
investments	(6,271)	(991)

Operating income before financial expense, net	246,529	247,156
Financial expense, net	(2,878)	(31,047)

Operating income	243,651	216,109
Other non-operating income (expense)	314	(6,672)

Income before taxes and minority interests	243,965	209,437
Income tax and social contribution	(82,489)	(70,935)
Minority interest	(8,086)	(12,713)

Net income for the period	153,390	125,789

Quantity of shares (in thousands)	5,737,806	5,737,806

Net income per thousand shares in R$	26.73	21.92

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 4, 2007

Embratel Participações S.A.

By:	/S/ Carlos Henrique Moreira
Carlos Henrique Moreira Title: President and Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and thefactors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results wi ll actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.